Second Amended and Restated

Limited Liability Company Agreement

of

PUFFCUFF LLC

ANY SECURITIES CREATED BY THIS LIMITED LIABILITY COMPANY AGREEMENT, IF ANY, HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION IN RELIANCE UPON AN EXEMPTION FROM SUCH REGISTRATION SET FORTH IN THE SECURITIES ACT OF 1933 PROVIDED BY SECTION 4(A)(2) THEREOF, NOR HAVE THEY BEEN REGISTERED WITH THE SECURITIES COMMISSION OF CERTAIN STATES IN RELIANCE UPON CERTAIN EXEMPTIONS FROM REGISTRATION. THE EQUITY INTERESTS CREATED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY NOT BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND CONDITIONS OF THIS LIMITED LIABILITY COMPANY AGREEMENT AND IN A TRANSACTION WHICH IS EITHER EXEMPT FROM REGISTRATION UNDER SUCH ACTS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACTS.

TABLE OF CONTENTS

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SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT OF
PUFFCUFF LLC

This Second Amended and Restated Limited Liability Company Agreement of PUFFCUFF LLC, a Delaware limited liability company (the **"Company"),** is made and entered into as of the 22nd day of August, 2023 (the **"Effective Date")** by the Persons (as defined below) who have executed counterpart signature pages to this Limited Liability Company Agreement.

1.

FORMATION OF COMPANY

Formation. The Company was formed on August 5, 2013 by having a Certificate of Formation delivered to the Delaware Department of State in accordance with the provisions of the Delaware Uniform Limited Liability Company Act, as in effect in Delaware and set forth at 6 Delaware Code, Chapter 18, Sections 18–101 through 18–1109 (or any corresponding provisions of any succeeding law (the "**Delaware Act**").

Name. The name of the Company is PUFFCUFF LLC.

Principal Place of Business. The principal place of business of the Company shall be at such places as the Board of Managers may from time to time deem advisable.

Registered Office and Registered Agent. The Company's registered office within the State of Delaware and its registered agent at such address shall be as the Board of Managers from time to time determine.

Term. The term of the Company shall commence on the date the Certificate of Formation were filed with the Secretary of State of Delaware and shall continue until dissolved in accordance with the provisions of this Limited Liability Company Agreement.

2.

DEFINITIONS

Definitions. Capitalized terms are used in this Limited Liability Company Agreement with the meanings hereafter ascribed:

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts that such Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) Debit to such Capital Account the items described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means (a) in the case of an individual, any relative of such Person, (b) any officer, Manager, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person; (c) any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person; or (d) any officer, Manager, trustee, partner, manager, employee or holder of any class of the securities of or equity interest in such Person of any corporation, partnership, limited liability company, trust or other entity controlling, controlled by or under common control with such Person.

"Bankrupt(cy)" means either (i) the initiation by a referenced Person of a proceeding, or initiation of any proceeding against a referenced Person which has not been vacated, discharged or bonded within thirty (30) days of initiation, under a federal, state or local bankruptcy or insolvency law, (ii) an assignment by a referenced Person for the benefit of creditors, (iii) the inability of a referenced Person to pay his debts as they become due, or (iv) the agreement by a referenced Person to appointment of a receiver or trustee for all or a substantial part of his property, or court appointment of such receiver or trustee which is not suspended or terminated within thirty (30) days after appointment.

"Board of Managers" means all of the Persons serving as Managers of the Company.

"Capital Account" means, with respect to any Member, the capital account maintained for such Member in accordance with Section 9.7.

"Capital Contribution" means for each Member (i) any contribution to the capital of the Company in cash or property by such Member whenever made and (ii) any increases to such Member's Capital Account attributable to the operation of clause (b) of the definition of "Gross Asset Value" and clause (c) of the definition of "Profits and Losses" (to the extent it refers to clause (b) of the definition of "Gross Asset Value").

"Certificate of Formation" means the Certificate of Formation of PUFFCUFF LLC, as filed with the Secretary of State of Delaware as the same may be amended from time to time.

"**CF Shadow Series**" shall mean a series of Units that is identical in all respects to the Units (whether Class A, preferred Units or another class issued by the Company) issued in the

relevant equity financing (e.g., if the Company sells Series A Preferred Units in an equity financing, the CF Shadow Series would be Series A-CF Preferred Units) pursuant to the terms of the applicable SAFE. CF Shadow Series unit holders shall have no voting, information or inspection rights, except with respect to such rights not waivable by the Delaware Act or other applicable law. When required to vote by law, each CF Shadow Series Member shall be entitled to one vote for each CF Shadow Series Unit held.

"CF Shadow Series Member" means a Member who owns Units that are part of a CF Shadow Series.

"CF Shadow Series Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Limited Liability Company Agreement, and any and all benefits to which the holder of such CF Shadow Series Units may be entitled as provided in this Limited Liability Company Agreement, together with all obligations of such Member to comply with the terms and provisions of this Limited Liability Company Agreement. Except when required by law, CF Shadow Series Units will be non-voting Units. When required to vote by law, each CF Shadow Series Member shall be entitled to one vote for each CF Shadow Series Unit held.

"Change of Control" means (i) any liquidation, dissolution or winding up of the Company, either voluntary or involuntary, (ii) a sale, transfer or other disposition (other than a licensing arrangements in the ordinary course of business) of substantially all the assets of the Company to an entity that is not controlled, directly or indirectly, by one or more Members; or (iii) a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

"Class A Member" means a Member who owns Class A Units.

"Class A Units" means the Units of Member Interest in the Company having the rights, powers and duties specified in this Limited Liability Company Agreement, and any and all benefits to which the holder of such Class A Units may be entitled as provided in this Limited Liability Company Agreement, together with all obligations of such Member to comply with the terms and provisions of this Limited Liability Company Agreement. Each Class A Member shall be entitled to one vote for each Class A Unit held by such Class A Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members; provided, however, that any Class A Units (or other class of Units) that constitute part of a CF Shadow Series shall not have any voting rights, information rights or inspection rights, except with respect to such rights not waivable by the Delaware Act or other applicable law.

"Class B Member" means a Member who owns Class B Units.

“Class B Units” means the Units of Member Interest in the Company having the rights, powers and duties specified in this Limited Liability Company Agreement, and any and all benefits to which the holder of such Class B Units may be entitled as provided in this Limited Liability Company Agreement, together with all obligations of such Member to comply with the terms and provisions of this Limited Liability Company Agreement. Except when required by law, Class B Units will be non-voting Units. When required to vote by law, each Class B Member shall be entitled to one vote for each Class B Unit held.

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

“Company” means PUFFCUFF LLC.

“Company Minimum Gain” means minimum gain as defined in Treasury Regulations Section 1.704-2(d).

“Company Refinancing Proceeds” means (i) the cash realized from the financing or refinancing of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures and (ii) the Company’s allocable portion of cash realized by an entity in which the Company owns an interest from such entity financing or refinancing all or any portion of such entity’s assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures.

“Company Sales Proceeds” means (i) the cash realized from the sale, exchange, condemnation, casualty or other disposition of all or any portion of the Property or other Company assets, less the retirement of any related mortgage loans and the payment of all expenses relating to the transaction and a reasonable Reserve for future expenditures, (ii) the Company’s allocable portion of cash realized by an entity in which the Company owns an interest from the sale, exchange, condemnation, casualty or other disposition of all or any portion of such entity’s assets, less the retirement of any related mortgage loans and the payment of all expenses relating to such transaction and a reasonable Reserve for future expenditures, and (iii) the cash, other securities or other property realized from a consolidation or merger in which the Company is not the continuing or surviving entity, or pursuant to which the Units are converted to cash, other securities or other property, other than a consolidation or merger of the Company in which the Members immediately prior to the consolidation or merger have a controlling interest in the continuing or surviving entity immediately after the consolidation or merger.

“Conversion” means any transaction pursuant to which the Company converts from a limited liability company to a corporation (the **“New Corporation”)** pursuant to applicable law, including, but not limited to, merger, election, contribution of Units of the Company to the New Corporation in exchange for stock of the New Corporation with substantially the same rights, powers and duties as the Units being contributed (any stock issued by the New Corporation being referred to hereinafter as the **“Conversion Stock”)** followed by the liquidation of the

Company, or the contribution of the assets and liabilities of the Company to the New Corporation in exchange for Conversion Stock of the New Corporation followed by a distribution of such Conversion Stock in liquidation of the Company, and immediately after such transaction the Members maintain substantially equivalent ownership in such New Corporation.

"Delaware Act" means as set forth in Section 1.1 hereof.

"Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable for federal income tax purposes with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Disability" shall mean the inability of any Person to exercise his or her rights or fulfill his or her obligations under this Limited Liability Company Agreement on account of physical or mental illness or incapacity for a period of sixty (60) calendar days, whether or not consecutive, as a result of a condition that is expected to result in a total or permanent disability, as determined by a licensed physician, a court of competent jurisdiction or as determined in good faith by the Board of Managers.

"**Disposition"** means any transfer or attempted transfer of all or any part of the rights and incidents of ownership of the Units, including, in the case of a Member, the right to vote (if any), and the right to possession of Units as collateral for indebtedness, whether such transfer is outright or conditional, inter vivos or testamentary, voluntary or involuntary, or for or without consideration.

"Distribution" means any money or other property distributed to a Member with respect to the Member's Interest, but shall not include any payment to a Member for materials or services rendered nor any reimbursement to a Member for expenses permitted in accordance with this Limited Liability Company Agreement.

"**Distributable Cash**" means all cash, revenues, and funds received by the Company from Company operations (excluding Company Refinancing Proceeds and Company Sales Proceeds), less the sum of the following to the extent paid or set aside by the Company and to the extent not paid out of Company Refinancing Proceeds or Company Sales Proceeds: (a) all principal and interest payments on indebtedness of the Company and all other sums paid to lenders; (b) all cash expenditures incurred incident to the normal operation of the Company's business; and (c) such Reserves as the Board of Managers deems reasonably necessary to the proper operation of the Company's business.

“**Economic Interest**” means a Member’s share of the Company’s Profits, Losses, and Distributions pursuant to this Limited Liability Company Agreement which share shall be equal to the quotient of the number of Units held of record by such Member divided by the total number of Units then outstanding.

“Entity” means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative, or association or any foreign trust or foreign business organization.

“Event of Dissociation” means as set forth in Section 15.1 hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fair Market Value” means when applied to the Company an amount which is equal to the amount that would be paid in cash for the Company as a going concern, by an unaffiliated third party financial buyer which would acquire all of the assets and assume all of the liabilities of the Company. The term Fair Market Value at any time when used with reference to “Units of the Company” would be the amount which will be distributed to the holder of such Units or Units if all of the assets of the Company were sold for the Fair Market Value of the Company as a whole and the proceeds thereof were distributed in accordance with the provisions of Article 10. The Board of Managers may, but shall not be obligated to, engage the services of a reputable experienced investment banking firm to assist it in the determination of the Fair Market Value of the Company as a whole or the resulting computation of the Fair Market Value of any Units or Units. All costs of determining Fair Market Value shall be borne by the Company.

“Fiscal Year” means the Company’s fiscal year, which shall be the calendar year.

“Gross Asset Value” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(a) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the contributing Member and the Managers, provided that, if the contributing Member is a Manager or an Affiliate of a Manager, the determination of the fair market value of a contributed asset shall be determined by appraisal;

(b) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers, as of the following times: (i) the acquisition of an additional interest in the Company (other than upon the initial formation of the Company) by any new or existing Member in exchange for more than a de minimis Capital Contribution or more than a de minimis amount of services rendered or to be rendered to the Company; (ii) the distribution by the Company to a Member of more than a de minimis amount of Company Property as consideration for an interest in the Company; and (iii) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)

(g); provided, however, that the adjustments pursuant to clauses (i) and (ii) above shall be made only if the Managers reasonably determine that such adjustments are necessary or appropriate to reflect the relative economic interests of the Members in the Company;

(c) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the distributee and the Managers, provided that, if the distributee is a Manager or an Affiliate of a Manager, the determination of the fair market value of the distributed asset shall be determined by appraisal; and

(d) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m) and subsection (f) of the definition of Profits and Losses herein and Section 11.11 hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this subsection (d) to the extent the Managers determine that an adjustment pursuant to subsection (b) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subsection (d).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subsection (a), (b), or (d) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Initial Capital Contribution" means the initial contribution to the capital of the Company made pursuant to this Limited Liability Company Agreement with respect to such Units.

"Limited Liability Company Agreement" means this Second Amended and Restated Limited Liability Company Agreement as originally executed and as amended from time to time.

"Manager" means one or more Persons designated or elected to the Board of Managers pursuant to this Limited Liability Company Agreement.

"Member" means each of the parties who executes a counterpart of this Limited Liability Company Agreement as a Member and each of the parties who may hereafter become Members pursuant to this Limited Liability Company Agreement. If a Manager has purchased or received a Member Interest in the Company, such Manager will have all the rights of a Member with respect to such Member Interest, and the term "Member" as used herein shall include a Manager to the extent such Manager has purchased a Member Interest in the Company. If a Person is a Member immediately prior to the purchase or other acquisition by such Person of an Economic Interest, such Person shall have all the rights of a Member with respect to such purchased or otherwise acquired Member Interest or Economic Interest, as the case may be.

"Member Interest" means a Member's entire interest in the Company consisting of such Member's Economic Interest together with the right to vote on, consent to, or otherwise participate in any decision or action of or by the Members granted pursuant to this Limited Liability Company Agreement or the Delaware Act. If the Member is a Class A Member, the Member is entitled to one vote for each Class A Unit held by such Member on all matters that require, or are submitted by the Board of Managers to, a vote or other action by the Members. If the Member is a Class B Member or CF Shadow Series Member, the Member is entitled to one vote for each Class B Unit or CF Shadow Series Unit held by such Member only when required by law.

"Member Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Member Nonrecourse Debt" means any nonrecourse debt (for the purposes of Treasury Regulations Section 1.1001-2) of the Company for which any Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Member Nonrecourse Deductions" means deductions as described in Treasury Regulations Section 1.704-2(i). The amount of Member Nonrecourse Deductions with respect to Member Nonrecourse Debt for any Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Member Minimum Gain attributable to such Member Nonrecourse Debt during such Fiscal Year, over (B) the aggregate amount of any Distributions during that Fiscal Year to the Member that bears the economic risk of loss for such Member Nonrecourse Debt to the extent such Distributions are from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i).

"Nonrecourse Deductions" means deductions as set forth in Treasury Regulations Section 1.704-2(b)(1). The amount of Nonrecourse Deductions for a given Fiscal Year equals the excess, if any, of (A) the net increase, if any, in the amount of Company Minimum Gain during such Fiscal Year, over (B) the aggregate amount of any Distributions during such Fiscal Year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(h).

"Nonrecourse Liability" means any Company liability (or portion thereof) for which no Member bears the "economic risk of loss," within the meaning of Treasury Regulations Section 1.752-2.

"Officer" means one or more persons appointed by the Board of Managers pursuant to Article 6 hereof.

"Permitted Disposition" means a Disposition by an assignment of an Economic Interest in the Company (evidenced by the Units to be assigned):

(a) to an Affiliate;

(b) effected pursuant to the provisions of Section 13.1 hereof; or

(c) to a member of such Member's immediate family (spouse, parents and grandparents, children and grandchildren, brothers and sisters, mother in law and father in law, brothers in law and sisters in law, daughters in law and sons in law; adopted, half, and step members are also included in immediate family), or to any trust, family partnership or other estate planning vehicle solely for the benefit of such Member's immediate family.

The foregoing notwithstanding, no Permitted Disposition shall entitle the transferee to the rights and benefits of a Member, unless and until such transferee is admitted to the Company as a Member in the manner described in Article 14 hereof. In addition, no Disposition shall be a Permitted Disposition unless the Transferring Member shall have obtained the written agreement of the transferee, that such transferee will be bound by, and the Units proposed to be transferred will be subject to, the restrictions on transfer in Article 13 of this Limited Liability Company Agreement.

"Person" means any individual or entity, and the heirs, executors, administrators, legal representatives, successors, and assigns of such "Person" where the context so permits.

"Prime Rate" means the "prime rate" as announced from time to time by Wells Fargo, N.A. or its successor.

"Profits" and "Losses" means, for each Fiscal Year or other period, an amount equal to the Company's taxable income or loss for such year or period determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss;

(b) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses, shall be subtracted from such taxable income or loss;

(c) In the event the Gross Asset Value of any Company asset is adjusted pursuant to subsection (b) or (c) of the definition of Gross Asset Value hereof, the amount of such adjustment

shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(d) Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value;

(e) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with the definition of Depreciation;

(f) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's Member Interest, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(g) Notwithstanding any other provision of this definition of Profits and Losses, any items which are specially allocated pursuant to 11.2, 11.3, 11.6, 11.7, 11.8, 11.9 and 11.10 hereof shall not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 11.2, 11.3, 11.6, 11.7, 11.8, 11.9 and 11.10 hereof shall be determined by applying rules analogous to those set forth in subsections (a) through (f) above.

"Property" means (i) any and all property acquired by the Company, real and/or personal (including, without limitation, intangible property) and (ii) any and all of the improvements constructed on any real property.

"Proprietary Information" means all information pertaining to the business and operations of the Company that is not generally available to the public and that is used, developed or obtained by the Company or any of its Affiliates in connection with their respective businesses, including but not limited to (i) financial information and projections, (ii) marketing, sales and geographical expansion plans, (iii) business strategies, (iv) products or services, (v) fees, costs and pricing structures, (vi) designs, (vii) analyses, (viii) drawings, photographs and reports, (ix) computer software, including operating systems, applications and program listings, (x) flow charts, manuals and documentation, (xi) data bases, (xii) accounting and business methods, (xiii) inventions, devices, new developments, methods and processes, whether patentable or unpatentable and whether or not reduced to practice, (xiv) customers and clients and customer or client lists, (xv) copyrightable works, (xvi) all technology and trade secrets, and

(xv) all similar and related information in whatever form. Proprietary Information shall not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by the party receiving such information (the **"Recipient**"), (B) was within the Recipient's possession prior to its being furnished by the Company pursuant hereto, (C) becomes available to the Recipient on a non-confidential basis from a source other than the Company or any of its Affiliates, (D) is independently developed by or for the Recipient without use of such information, or (E) is required by law or judicial order to be disclosed.

"Reserves" means with respect to any fiscal period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts deemed sufficient by the Board of Managers for working capital and to pay taxes, insurance, debt service, or other costs or expenses incident to the ownership or operation of the Company's business.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Units in accordance with its terms.

"Securities" shall have the meaning set forth in Section 2(a)(1) of the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Tax Representative" has the meaning as set forth in Section 16.12 hereof.

"Transferring Member" means a Member who sells, assigns, pledges, hypothecates, or otherwise transfers for consideration or gratuitously all or any portion of the Units held of record by such Member.

"Treasury Regulations" or **"Regulations"** means the Federal Income Tax Regulations promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"Units" are the basis for determining a Member's share of the Profits and Losses, Distributions pursuant to this Limited Liability Company Agreement, and the voting rights of Members. Units shall be comprised of both Class A Units, Class B Units and CF Shadow Series Units. Units shall be uncertificated and evidenced by book-entry in the books and records of the Company; provided, however, that Units may also become evidenced by certificates in the form approved by the Board of Managers as the Board of Managers elects.

"Unit Repurchase Price" means (i) a fixed price per Unit determined by dividing (a) the Company's annual gross revenue from the previous year, by (b) the total number of the Company's Units then outstanding, if the Terminated Member's employment terminates due to his resignation or termination by the Company for cause (as defined in the Member's employment agreement or in the absence of an employment agreement, as determined by the Board of Managers), or (ii) a fixed price per Unit determined by dividing (x) the Company's Fair Market Value, by (y) the total number of the Company's Units then outstanding, if the

Terminated Member's employment or engagement terminates due to termination by the Company without cause or due to death or Disability, or (iii) $1,000.00 in the event of a Bankruptcy.

"**Withdrawing Member**" shall have the meaning as set forth in Section 15.1(e) hereof.

3.

BUSINESS OF COMPANY

The Company may engage in any lawful business whatsoever, or which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets as determined by the Members and Managers of the Company. The Company shall have all powers necessary to or reasonably connected with the Company's business which may be legally exercised by a limited liability company under the Delaware Act or which are necessary, customary, convenient, or incident to the realization of its business purpose.

4.

NAMES AND ADDRESSES OF MEMBERS

The names and addresses of the Members are set out on Schedule 1 hereto under the caption "Member's Name and Address."

5.

RIGHTS AND DUTIES OF MANAGERS

Management. The full and entire authority for the management of business and affairs of the Company shall be vested in the Board of Managers which shall have, and may exercise, all the powers that may be exercised or performed by the Company pursuant to the terms of this Limited Liability Company Agreement. Except for situations in which the approval of the Members is expressly required by this Limited Liability Company Agreement or by nonwaivable provisions of applicable law, the Board of Managers as a whole shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions, and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Board of Managers shall have authority, power, and discretion to create offices pursuant to Article 6 and delegate its responsibilities to such Officers in its sole discretion.

Number, Tenure, and Qualifications. The Board of Managers shall consist of that number of Managers to be fixed by resolution of the Board of Managers from time to time, provided that there shall be not less than one nor more than five Managers. Initially, the Board of Managers shall consist of one (1) Manager who shall be Ceata Lash. A Manager shall be elected at each

annual meeting of the Members and shall hold office until the first to occur of the death (or dissolution, as the case may be), Disability, resignation or removal of such Manager or until a successor to such Manager shall be elected and qualified.

Manner of Action, Quorum. At any time when there is more than one Manager, the Board of Managers may not take any action permitted to be taken by the Board of Managers unless the Board of Managers acts at any regular or special meeting held in accordance with Section 5.5 hereof or by unanimous written consent in accordance with Section 5.6 of this Limited Liability Company Agreement. A majority of the Managers shall constitute a quorum for the transaction of business at any meeting. All resolutions adopted and all business transacted by the Board of Managers as a whole shall require an affirmative vote of a majority of Managers present at the meeting. Managers need not be residents of the State of Delaware or Members of the Company.

Vacancies. The Managers may fill the place of any Manager which may become vacant prior to the expiration of such Manager's term, such appointment by the Managers to continue until the expiration of the term of the Manager whose place has become vacant, or may fill any vacancy created by reason of an increase in the number of Managers. Such appointment by the Managers shall continue for a term of office until the election of Managers by the Members and until the election of the successors.

Meetings. The Board of Managers shall meet annually, without notice, following the annual meeting of the Members. The Board of Managers may set any number of regular meetings by resolution. No notice need be given for any annual or regular meeting of the Board of Managers. Special meetings of the Board of Managers may be called at any time by any two Managers, on ten (10) days' written notice to each Manager, which notice shall specify the time and place of the meeting. Notice of any such meeting may be waived by an instrument in writing executed before or after the meeting. Managers may attend and participate in meetings either in person or by means of conference telephones or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such communication equipment shall constitute presence in person at such meeting. Attendance in person at such meeting shall constitute a waiver of notice thereof. At all meetings of Managers, a Manager may vote in person or by proxy executed in writing by the Manager. Such proxy shall be delivered to the Board of Managers at the beginning of such meeting. No proxy shall be valid after one month from the date of its execution.

Action in Lieu of Meeting. Any action to be taken at a meeting of the Managers, or any action that may be taken at a meeting of the Board of Managers, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the Board of Managers.

Removal. Any Manager may be removed from office, with or without cause, upon a vote of the Members holding at least a majority of the Units held by all Members entitled to vote thereon, at a meeting with respect to which notice of such purpose is given.

Powers of the Board of Managers. The Board of Managers shall have plenary power and authority to conduct the business of the Company. Without limiting the generality of the preceding sentence or the powers described in Section 5.1 of this Limited Liability Company Agreement, the Board of Managers shall have full power and authority to authorize the Company:

(a) To acquire property from any Person as the Board of Managers may determine. The fact that a Manager or a Member is directly or indirectly affiliated or connected with any such Person shall not prohibit the Board of Managers from dealing with that Person.

(b) To borrow money for the Company from banks, other lending institutions, one or more Managers, Members, or Affiliates of a Manager or Member on such terms as the Board of Managers deem appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt shall be contracted or liability incurred by or on behalf of the Company except by the Board of Managers, or to the extent permitted under the Delaware Act, by agents or employees of the Company expressly authorized to contract such debt or incur such liability by the Board of Managers.

(c) To purchase liability and other insurance to protect the Company's property and business.

(d) To invest any Company funds temporarily (by way of example but not limitation) in time deposits, short-term governmental obligations, commercial paper or other investments.

(e) Upon the affirmative vote of the Members holding at least a majority of the Units held by all Members entitled to vote thereon, to sell or otherwise dispose of all or substantially all of the assets of the Company as part of a single transaction or plan so long as such disposition is not in violation of or a cause of a default under any other agreement to which the Company may be bound. The affirmative vote of the Members shall not be required with respect to any sale or disposition of the Company's assets in the ordinary course of the Company's business.

(f) To execute on behalf of the Company all instruments and documents, including, without limitation, checks; drafts; notes and other negotiable instruments; mortgages or deeds of trust; security agreements; financing statements; documents providing for the acquisition, hypothecation or disposition of the Company's property; assignments; bills of sale; licenses; leases; partnership agreements, operating agreements of other limited liability companies; and any other instruments or documents necessary, in the opinion of the Board of Managers, to the business of the Company.

(g) To employ accountants, legal counsel, managing agents, or other experts to perform services for the Company and to compensate them from Company funds.

(h) To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Board of Managers may approve.

(i) To create offices and to delegate executive responsibility to them, and to appoint individuals, who need not be Managers, to serve as such Officers at the pleasure of the Board of Managers.

(j) To incur trade credit on behalf of the Company and its business.

(k) To expend company funds in the operation of the Company business.

(1) To establish the compensation of employees and Officers.

(m) To approve and make investments of Company funds and portfolio investments in other companies or other investments.

(n) To issue Units and other Securities for such consideration as the Board of Managers deems appropriate, specify the rights, privilege, priorities preferences of such Units and to make and execute any amendment to this Limited Liability Company Agreement reflecting the issuance of such Units.

(o) To fix, without Member action, the relative rights, privileges, preferences as to (i) allocations of taxable income, gain, and loss, (ii) distributions, and voting power of any special class or series of unissued Units, and to make and execute any amendment to this Limited Liability Company Agreement to effect such rights, preferences and privileges.

(p) To do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

Liability for Certain Acts. No Manager shall be liable to the Company or to any Member for any loss or damage sustained by the Company or any Member except loss or damage resulting from (a) intentional misconduct, (b) knowing violation of law, or (c) a transaction from which such Manager received an improper personal benefit in violation or breach of the provisions of this Limited Liability Company Agreement. The Managers shall be entitled to rely on information, opinions, reports, or statements, including but not limited to financial statements or other financial data, prepared or presented by any Officer or by third Persons employed by an Officer.

5.1. Indemnification.

(a) Of the Managers, Employees, and Other Agents. To the fullest extent permitted by the Delaware Act, the Company shall indemnify the Managers and its Officers from and against all costs of defense (including reasonable fees), judgments, fines, and amounts paid in settlement suffered by a Manager or Officer because a Manager or Officer was made a party to

an action because the Manager or Officer is or was a Manager or an Officer of the Company or an officer, Manager, partner, or manager of another Person at the request of the Company, and make advances for expenses to such Managers and Officers with respect to such matters to the maximum extent permitted under applicable law.

(b) Of the Members. The Company shall indemnify each Member and hold each Member wholly harmless from and against any and all debts, obligations, and liabilities of the Company, if any, to which such Member becomes subject by reason of being a Member, whether arising in contract, tort or otherwise

(c) Source of Funds. The indemnification to be provided by the Company hereunder shall be paid only from the assets of the Company, and no Member shall have any personal obligation, or any obligation to make any Capital Contribution, with respect thereto.

(d) By the Members. Each Member shall indemnify and hold harmless the Company and each other Member from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, proceedings, costs, expenses, and disbursements of any kind or nature whatsoever (including, without limitation, all costs and expenses of defense, appeal, and settlement of any and all suits, actions, and proceedings and all costs of investigation in connection therewith) that may be imposed on, incurred by, or asserted against the Company or any other Member, arising by reason of such Member's breach of this Limited Liability Company Agreement.

Resignation. Any Manager of the Company may resign at any time by giving written notice to the Members of the Company. The resignation of any Manager as a Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of a Manager who is also a Member shall not affect the Manager's rights as a Member and shall not constitute an Event of Dissociation as to such Manager.

Officer's and Manager's Compensation. Any salaries and other compensation of the Officers shall be fixed by the Board of Managers, and no Officer shall be prevented from receiving such salary by reason of the fact that he is also a Member of the Company. Managers who are employees of the Company shall not receive special or separate compensation for serving as the Board of Managers but may receive compensation as Officers or employees.

Conflicting Interest Transactions. Subject to Section 7.14 and any separate agreement among the Members (and their respective Affiliates, as applicable), a Member or an Affiliate of a Member may engage in and possess interests in other business ventures of any and every type and description, independently or with others, including ones in competition with the Company, with no obligation to offer to the Company, any other Member or any Affiliate of another Member the right to participate therein. Subject to Section 8.9(x), the Company may transact business with any Member or Affiliate thereof, provided the terms and conditions of those transactions are no

less favorable to the Company than those that could be obtained from an unrelated third party. The Members agree that (i) no Member or Affiliate of a Member shall be restricted in its right to conduct, individually or jointly with others, for its own account any business activities, and (ii) no Member or its Affiliates shall have any duty or obligation, express or implied, to account to, or to share the results or profits of such other business activities with the Company, any other Member or any Affiliate of any other Member, by reason of such other business activities. Except as this Agreement explicitly may provide otherwise, each Member, to the extent entitled to act or vote on, or to approve or disapprove, matters relating to the Company, may do so in its sole discretion and, in exercising that discretion, may take into account that Member's and its Affiliates' own interests.

6.

OFFICERS

General Provisions. The Officers of the Company shall consist of a President, a Secretary, and a Treasurer who shall be elected by the Board of Managers, and such other Officers as may be elected by the Board of Managers or appointed as provided in this Limited Liability Company Agreement. Each Officer shall be elected or appointed for a term of office running until the meeting of the Board of Managers following the next annual meeting of the Members, or such other term as provided by resolution of the Board of Managers or the appointment to office. Each Officer shall serve for the term of office for which he or she is elected or appointed and until his or her successor has been elected or appointed and has qualified or his or her earlier resignation, removal from office, or death. Any two or more offices may be held by the same person, except that the President and the Secretary shall not be the same person.

President. The President shall be the chief executive officer of the Company and shall have general and active management of the operation of the Company subject to the authority of the Board of Managers. The President shall be responsible for the administration of the Company, including general supervision of the policies of the Company and general and active management of the financial affairs of the Company, and shall execute bonds, mortgages, or other contracts in the name and on behalf of the Company.

Vice Presidents. The Company may have one or more Vice Presidents, elected by the Board of Managers or appointed by the President, who shall perform such duties and have such powers as may be delegated by the President or the Board of Managers.

Secretary. The Secretary shall keep minutes of all meetings of the Members and the Board of Managers and have charge of the minute books and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Treasurer. The Treasurer shall be charged with the management of the financial affairs of the Company, shall have the power to recommend action concerning the Company's affairs to the President, and shall perform such other duties and have such other powers as may from time to time be delegated to him or her by the President or the Board of Managers.

Assistant Secretaries and Treasurers. Vice Presidents, Assistants to the Secretary and Treasurer and such other Officers as may be designated from time to time may be appointed by the President or elected by the Board of Managers and shall perform such duties and have such powers as shall be delegated to them by the President or the Board of Managers.

Vacancy in Office. In case of the absence of any Officer of the Company, or for any other reason that the Board of Managers may deem sufficient, the Board of Managers may delegate, for the time being, any or all of the powers or duties of such Officer to any Officer or to any Manager.

7.

RIGHTS AND OBLIGATIONS OF MEMBERS

Limitation on Liability. Each Member's liability shall be limited as provided in the Delaware Act.

No Liability for Company Obligations. No Member will have any personal liability for any debts or losses of the Company beyond such Member's Capital Contributions, except as provided by law.

List of Members. Upon written request of any Member, the President shall provide a list showing the names, addresses, and the number of Units owned of record by all Members and the other information required by the Delaware Act.

Priority and Return of Capital. Except as may be expressly provided in Article 10, no Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses, or Distributions. This Section 7.4 shall not apply to loans (as distinguished from Capital Contributions) which a Member has made to the Company.

Repurchase Rights Upon Termination of Employment/Engagement **and Bankruptcy**. Unless otherwise specified in a Member's written employment agreement with the Company, upon termination of the employment or engagement of any Member of the Company who is an employee or independent contractor or Bankruptcy of a Member (a "**Terminated Member**"), regardless of whether such termination or Bankruptcy was voluntary or involuntary, with or without cause, the Company shall have the irrevocable option, exercisable for ninety (90) days from the date of termination of employment or engagement of the Terminated Member to purchase all Units then owned by the Terminated Member at the Unit Repurchase Price. At the sole discretion of the Company, the Unit Repurchase Price shall be paid at closing by delivery of

cash or an unsecured promissory note of the Company, payable to the order of the Terminated Member (or the personal representative, executor, or administrator of the Terminated Member, as the case may be), and bearing interest at the Prime Rate in effect on the date of the closing, with accrued and unpaid interest being due on each principal installment payment date. The principal amount of such note shall be payable in (i) eight (8) equal quarterly installments if the original principal amount of the Note is equal to or less than $100,000, (ii) twelve (12) equal quarterly installments if the original principal amount of the note is greater than $100,000 but equal to or less than $200,000; (iii) sixteen (16) equal quarterly installments if the original principal amount of the note is greater than $200,000 but equal to or less than $300,000, or (iv) twenty (20) equal quarterly installments if the original principal amount of the note is greater than $300,000. Payment of quarterly installments shall commence on the first three-month anniversary of the closing date of any purchase of Units pursuant to this Section 7.5, payable to the order of the Terminated Member. If the Company does not exercise its option to repurchase the Units then owned by a Terminated Member, such Units shall automatically cease to have any voting or other rights except those which comprise the Economic Interest, and such Terminated Member shall automatically become an Economic Interest Holder with respect to such Units effective upon such termination.

7.1. Repurchase Rights Upon Death or Disability.

Upon the Disability of any Member who is an individual ("**Disabled Member**") or death of any Member who is an individual (the "**Deceased Member**"), the Company shall have the irrevocable option, exercisable for six (6) months after the date of death of the Deceased Member or date of Disability of a Disabled Member (as determined by a physician), to purchase from the estate of such Deceased Member or from the Disabled Member, all Units then owned by the estate of the Deceased Member or the Disabled Member. The Purchase Price for such Units shall be the Fair Market Value and shall be paid by delivery of an unsecured promissory note of the Company, payable to the order of the Deceased Member or Disabled Member (or their personal representative, executor, or administrator, as the case may be), and bearing interest at the Prime Rate in effect on the date of the closing, with accrued and unpaid interest being due on each principal installment payment date. The principal amount of such note shall be payable in (i) eight (8) equal quarterly installments if the original principal amount of the Note is equal to or less than $100,000, (ii) twelve (12) equal quarterly installments if the original principal amount of the note is greater than $100,000 but equal to or less than $200,000; (iii) sixteen (16) equal quarterly installments if the original principal amount of the note is greater than $200,000 but equal to or less than $300,000, or (iv) twenty (20) equal quarterly installments if the original principal amount of the note is greater than $300,000. Payment of quarterly installments shall commence on the first three-month anniversary of the closing date of any purchase of Units pursuant to this Section 7.6, payable to the order of the Deceased Member or the Disabled Member (or the personal representative, executor, or administrator, as the case may be).

7.2. Right of First Refusal and Co-Sale Rights.

(a) Bona Fide Offer. If any Member (the "**Selling Member**") desires to sell, transfer or assign for valuable consideration any of such Member's Units (a "**Transfer**") (if there is more than one (1) Member), such Member shall first obtain a bona fide offer for the purchase of the Units (such Units hereinafter being referred to in this Section as the "**First Refusal Units**"). A "bona fide offer" for purposes of this Agreement shall mean a good-faith offer, in writing, from any third party that is not an Affiliate of the Selling Member (such unaffiliated third party, which may be another Member, hereinafter referred to as the "**Proposed Purchaser**"), for cash or for terms, with the intent to purchase and sell, and without fraud or collusion. Prior to any such Transfer, the Selling Member shall give written notice (the "**First Refusal Notice**") to the Company of the proposed Transfer and to the other Members (the "**Non-Selling Members**"). A copy of the bona fide offer, and all other documents in connection with the proposed Transfer, shall be attached to the First Refusal Notice. The First Refusal Notice shall constitute an offer by the Selling Member to sell all of the First Refusal Units to the Company and the Non-Selling Members on the terms and conditions contained therein. Specifically, the First Refusal Notice shall set forth all the material terms of the proposed Transfer, including without limitation, (i) the name and address of the Proposed Purchaser; (ii) the First Refusal Units proposed to be transferred; (iii) the total consideration to be paid; and (iv) the method of payment. The First Refusal Notice also shall provide that the Company and the Non-Selling Members shall have the right to purchase all, but not less than all, of the First Refusal Units in accordance with the terms and conditions of this Agreement.

(b) Company's Election to Purchase. Commencing upon receipt by the Company of the First Refusal Notice and continuing for a period of fifteen (15) days thereafter, the Company may, at any time during such fifteen (15) day period (the "Company First Refusal Period"), elect to purchase all, but not less than all, of the First Refusal Units for the total consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event the Company elects to purchase the First Refusal Units, it must do so by delivering notice of its election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Company First Refusal Period. Unless otherwise agreed by the Selling Member and the Company, the closing for the purchase of the First Refusal Units shall be held at the Company's principal place of business not later than the first business day which is sixty (60) days following the Company's receipt of the First Refusal Notice. At the Company's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice.

Non-Selling Members' Election to Purchase. In the event the Company does not elect to purchase all of the First Refusal Units within the Company's First Refusal Period, the Selling Member shall then notify the Non-Selling Members in writing (the "**Notice of Company Waiver**") within thirty (30) days following the Company's receipt of the First Refusal Notice

that the Non-Selling Members shall have the right to purchase all, but not less than all of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice. Commencing upon receipt of the Notice of Company Waiver and continuing for a period of fifteen (15) days thereafter, the Non-Selling Members may at any time during such fifteen (15) day period (the "**Member First Refusal Period**") elect to purchase all, but not less than all, of the First Refusal Units for the consideration to be paid as set forth in the First Refusal Notice, unless otherwise agreed by the Selling Member. In the event that one or more of the Non-Selling Members elect to purchase all of the First Refusal Units, they must do so by delivering notice of their election to purchase the First Refusal Units to the Selling Member and the Non-Selling Members within the Member First Refusal Period. Unless otherwise agreed among the Non-Selling Members, each Non-Selling Member exercising the first refusal right shall purchase a portion of the First Refusal Units that bears the same ratio as each Non-Selling Member's Units bears to the total outstanding Units of all Non-Selling Members. In the event the First Refusal Units offered to the Non-Selling Members is not fully subscribed by such Members, the remaining Non-Selling Members who accept such offer (the "**Electing Non-Selling Members**") shall be notified in writing by the Selling Member within fifty (50) days from the Company's receipt of the First Refusal Notice, and the Electing Non-Selling Members shall have an additional five (5) days from the date of receipt of such notice to purchase, in such proportions as they may agree among themselves, the unsold portion of the First Refusal Units. If they cannot agree among themselves, each Electing Non-Selling Member shall acquire that proportion of the unsold portion of the First Refusal Units as is determined by multiplying the number of such unsold Units by a fraction, the numerator of which is the number of Units held by such Electing Non-Selling Member and the denominator of which is the aggregate number of Units held by all Electing Non-Selling Members.

(c) Closing. Unless otherwise agreed by the Selling Member and the Non-Selling Members, the closing for the purchase of the First Refusal Units shall be held at the offices of the Company's legal counsel within sixty (60) days following the Company's receipt of the First Refusal Notice. At the Non-Selling Member's option, the price paid at closing for the First Refusal Units may be in cash, or in the same manner and on the same terms as specified in the First Refusal Notice. At the closing, the Company or the Non-Selling Members, as the case may be, shall purchase the First Refusal Units. Upon receipt of payment of the purchase price as provided in this section, including receipt of executed promissory notes if the purchase price is to be paid other than in cash at closing, the Selling Member shall execute and deliver any and all instruments and documents necessary to effectuate the transfer of the First Refusal Units to the Company or the Non-Selling Members, as the case may be, free and clear of any and all taxes, debts, claims, judgments, liens or encumbrances.

(d) Right of Co-Sale. If a Selling Member desires to sell any Units as provided in this section, and if the Company and the Non-Selling Members do not elect pursuant to this section to purchase all of the First Refusal Units that the Selling Member desires to sell, then the Non-Selling Members shall have the right to sell a portion of

their Units (hereinafter referred to as the "**Co-Sale Units**") to the prospective purchaser on the same terms received by the Selling Member, in accordance with the following procedure:

(i) Within sixty (60) days following receipt by the Company of the First Refusal Notice, the Selling Member shall give written notice to the Non-Selling Members that (i) the Company and the Non-Selling Members have not elected to purchase all the First Refusal Units desired to be sold within the time periods prescribed in this section, and (ii) the Non-Selling Members may elect their right of co-sale.

(ii) The Non-Selling Members shall have fifteen (15) calendar days to determine if they desire to sell a portion of their Co-Sale Units to the Proposed Purchaser.

(iii) If a Non-Selling Member elects to sell its Co-Sale Units pursuant to this section, it shall have the right to sell to such Proposed Purchaser an amount equal to the total number of Units being offered to the Proposed Purchaser multiplied by a fraction, the numerator of which shall be the number of Units held by such Non-Selling Member and the denominator of which shall be the aggregate number of Units held by all Members. The total Units which the Selling Members shall be entitled to sell to the Proposed Purchaser shall be accordingly reduced by such amount.

(e) Third Party Transfer. If the First Refusal Units are not purchased by the Company or the Non-Selling Members pursuant to the provisions of this Section, then, subject to any adjustment to give effect to the exercise of Non-Selling Members co-sale rights under this Section, the Selling Member may transfer the Economic Interest represented by all of the First Refusal Units to the Proposed Purchaser at any time after ninety (90) days following the Company's receipt of the First Refusal Notice, at the price and on the same terms specified in the First Refusal Notice. Subject to the condition that the Proposed Purchaser agrees to be bound by the terms and conditions of this Agreement, the Proposed Purchaser shall be admitted as a Member and the First Refusal Units shall continue to be subject to the terms of this Agreement.

(f) Timeline Example. For the avoidance of doubt, **Exhibit A,** attached hereto, illustrates an example and timeline for the provisions of this Section.

(g) Rights not Exercisable by Economic Interest Holders, Class B Members, CF Shadow Series Members. The rights of first refusal and co-sale rights granted Members by this Section may not be exercised by an Economic Interest Owner, a Class B Member or a CF Shadow Series Member, and shall not apply following the initial offering of any Units or other Company securities to the public pursuant to a registration

statement filed pursuant to the Securities Act of 1933, as amended (the "**1933 Act**") or pursuant to Regulation A+ under the 1933 Act.

7.3. Drag Along Rights.

(a) Prior to an initial public offering of the Units by the Company, in connection with any proposed transfer of Units representing a majority (greater than 50%) of the outstanding Units of the Company (a "**Drag Sale**"), such selling Members ("**Drag Sale Initiating Members**") shall have the right to require each non-selling Member (each, a "**Co-Seller**") to transfer their Units in the Drag Sale. Each Co-Seller agrees to transfer the same percentage of Units as transferred by the Drag Sale Initiating Members determined by dividing the number of Units being transferred by the Drag Sale Initiating Members by the total number of Units held by the Drag Sale Initiating Members. All such computations shall be made on a fully diluted basis. All Units transferred by Members pursuant to this Section 7.9 shall be sold at the same price and otherwise treated identically with the Units being sold by the Drag Sale Initiating Members in all respects; provided, that the Co-Seller shall not be required to make any representations or warranties in connection with such transfer other than representations and warranties as to (i) such Co-Seller's ownership of the Units to be transferred free and clear of all liens, claims and encumbrances, (ii) such Co-Seller's power and authority to effect such transfer, and (iii) such matters pertaining to compliance with securities laws as the transferee may reasonably require.

(b) The Company, on behalf of the Drag Sale Initiating Members, shall give each Co-Seller at least thirty days' prior written notice of any Drag Sale as to which the Drag Sale Initiating Members intend to exercise their rights under Section 7.9. If the Drag Sale Initiating Members elect to exercise their rights under Section 7.9, the Co-Sellers shall take such actions as may be reasonably required and otherwise cooperate in good faith with the Drag Sale Initiating Members in connection with consummating the Drag Sale (including, without limitation, the voting of any Units of the Company to approve such Drag Sale). At the closing of such Drag Sale, each Co-Seller shall deliver certificates (if any) for all Units to be sold by such Co-Seller, duly endorsed for transfer, with the signature guaranteed, to the purchaser against payment of the appropriate purchase price.

Failure to Deliver Units to the Company. If a Member becomes obligated to sell any Units to the Company or to the Other Members ("**Other Members**") under this Limited Liability Company Agreement (the "**Obligated Member**") and fails to deliver such Units in accordance with the terms of this Limited Liability Company Agreement, the Company or such Other Members may, in addition to all other remedies it or they may have, tender to the Obligated Member, at the address set forth in the Units transfer records of the Company, the purchase price for such Units as is herein specified, and (i) in the case of Units to be sold to the Company pursuant to this Limited Liability Company Agreement, cancel such Units on its books and records whereupon all of the Obligated Member's right, title, and interest in and to such Units

shall terminate, (ii) in the case of Units to be sold to an Other Member under this Limited Liability Company Agreement, issue certificates representing such Units to the Other Member and register the Other Member on its Company's books and records as the record owner of the Units whereupon all of the Obligated Member's right, title, and interest in and to such Units shall terminate.

Company's Inability to Purchase. If the Company is entitled to purchase the Units of a Member pursuant to this Limited Liability Company Agreement and the Company at such time is unable to fulfill its obligations hereunder because of the Company's commitments to creditors or because the Board of Managers has determined that the Company does not have the financial wherewithal to perform the obligation of the Company, the Company may assign its rights or delegate its obligations hereunder to all other Members with the right to assume such rights as set forth herein (the "**Other Members**"). Each Other Member shall have the right to purchase up to such Member's pro-rata share of any such Units, with the pro-rata share of any other Member not purchasing a pro-rata share of such Units made available on a pro-rata basis, to the other Members who did purchase their respective pro-rata allocation. The Other Members may then perform all of the obligations of the Company, and exercise all rights of the Company, with respect to the purchase of such Units.

Status of Units Purchased by Company. Units purchased by the Company pursuant this Article 7 shall not be deemed to be outstanding and shall revert to authorized and unissued Company Units.

Other Activities. Each Member may engage in whatever activities the Member may choose, either alone or with one or more Other Members or Persons selected by the Member in such Member's sole discretion, including, without limitation, activities that compete with the Company's business, without having or incurring any obligation to offer any interest in such activities to the Company or to any Other Member, and each Member waives any right or claim of participation therein.

Confidentiality. Each Member agrees that the provisions of this Limited Liability Company Agreement, all Proprietary Information received from or otherwise relating to the Company or its business will be confidential, and will not be disclosed, used or otherwise released to any other Person (other than another party hereto), without the approval of the Board of Managers. The obligations of the Members hereunder will not apply (i) to the extent that the disclosure of information otherwise determined to be confidential is required to comply with their respective disclosure obligations to their shareholders or members, as applicable, (ii) to the extent that the disclosure of information otherwise determined to be confidential is required by applicable law or (iii) to the disclosure of information as necessary to a Member's attorneys or accountants (including information related to the tax treatment of the transactions described herein and any facts relevant to the federal income tax treatment of the proposed transaction, excluding the identity of any other Member or its respective Affiliates); provided, however, that prior to disclosing such confidential information, to the extent practicable a Member must notify

the Company thereof, which notice will include the basis upon which such Member believes the information is required to be disclosed.

8.

MEETINGS OF MEMBERS

Annual Meeting. A meeting of Members may be held (but is not required to be held) annually. Any annual meeting shall be held at such time and place and on such date as the Board of Managers shall determine from time to time and as shall be specified in the notice of the meeting. Failure to hold the annual meeting of Members as provided above shall not invalidate any actions taken by the Company after the failure to hold the annual meeting as provided above.

Special Meetings. Special meetings of Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by any Manager, and shall be called by the President upon the written request of a Member or Members holding at least thirty percent (30%) of the then outstanding Units held by Members. Special meetings of Members shall be held at such time and place and on such date as shall be specified in the notice of the meeting.

Place of Meetings. Annual or special meetings of Members may be held within or outside the State of Delaware.

Notice of Meetings. Written notice of annual or special meetings of Members stating the place, day, and hour of the meeting shall be given not less than ten (10) nor more than fifty (50) days before the date of the meeting, either personally or by mail, by or at the direction of the Board of Managers or person calling the meeting, to each Member entitled to vote at such meeting. If mailed, such notice shall be deemed to be given two calendar days after being deposited in the United States mail, addressed to each Member at the address of each Member as it appears on the books of the Company, with postage thereon prepaid. Notice of a meeting may be waived by an instrument in writing executed before or after the meeting. The waiver need not specify the purpose of the meeting or the business transacted or to be transacted. Attendance at such meeting in person or by proxy shall constitute a waiver of notice thereof. Notice of any special meeting of Members shall state the purpose or purposes for which the meeting is called.

Meeting of all Members. If all of the Members shall meet at any time and place, either within or outside of the State of Delaware, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any lawful action may be taken.

Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any distribution, or in order to make a determination of Members for any other purpose, the date on which notice of the meeting is mailed or the date on which the resolution declaring such

distribution is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 8.6, such determination shall apply to any adjournment thereof.

Quorum. At all meetings of Members, a majority of the outstanding Units held by Members entitled to vote and represented at such meeting, in person or by proxy, shall constitute a quorum for the transaction of business. In the absence of a quorum at any such meeting, a majority of the Units so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. However, if at the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Member of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The Members present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of Units whose absence would cause less than a quorum to be present.

Manner of Acting. If a quorum is present, the affirmative vote of Members holding at least a majority of the Units held by all Members entitled to vote and represented at the meeting, in person or by proxy and entitled to vote, shall be the act of the Members, unless the vote of a greater or lesser proportion or number is otherwise required by the Delaware Act, by the Certificate of Formation, or by this Limited Liability Company Agreement. Unless otherwise expressly provided herein or required under applicable law, only Members who have the right to vote or consent upon any such matter and only their vote or consent, as the case may be, shall be counted in the determination of whether the requisite matter was approved by the Members.

Actions Requiring Member Approval. In addition to specific requirements for Member action specified elsewhere in this Limited Liability Company Agreement, the Members shall have the right, by the affirmative vote of Members holding at least a majority of the Units held by Members entitled to vote thereon, to approve (i) the sale, conveyance, or disposition of all or substantially all of the Company's property or business, or a merger into or consolidation into any other Person, or the effectuation of any transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of; (ii) election of Managers to the Board of Managers; (iii) the amendment, restatement, alteration or repeal of any provision of this Agreement; (iv) the creation, authorization or designation, whether by reclassification or otherwise, or issuance or obligation of the Company to issue, any (a) shares of any additional class or series of Units or other equity security, (b) convertible debt or other debt with any equity participation feature, or (c) securities convertible into or exercisable or exchangeable for any equity security; (v) the purchase, repurchase or redemption of Units; (vi) the creation, or authorization of the creation of, or issuance, or authorization of the issuance of, any debt for borrowed money in excess of one hundred thousand dollars ($100,000); (vii) the guarantee of any indebtedness or other obligation of any Person(s); (viii) the making of any loan to any

Person; (ix) any transfer, sale, lease, exclusive license or disposal by the Company or a subsidiary of any material portion of the assets of the Company (including any exclusive license of any material intellectual property rights of the Company's) other than in the ordinary course of business; (x) any interested party transaction or arrangement with an Affiliate of a Member or Manager; (xi) all actions required by law to be approved by the Members; (xii) the creation of any subsidiary; or (xiii) any permit any subsidiary of the Company to take any of the foregoing actions.

Proxies. At all meetings of Members, a Member entitled to vote at such meeting may vote in person or by proxy executed in writing by the Member or by a duly authorized attorney-in-fact. Such proxy shall be filed with the Board of Managers of the Company before or at the time of the meeting. No proxy shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy.

Action by Members Without a Meeting. Action required or permitted to be taken at a meeting of Members may be taken without a meeting if the action is evidenced by one or more written consents describing the action taken, signed by the Members holding at least a majority of the outstanding Units held by Members entitled to vote at a meeting of Members, or such greater number as may be required to approve such action, and delivered to the Board of Managers of the Company for inclusion in the minutes or for filing with the Company records. Action taken under this Section 8.11 is effective when the Members required to approve such action have signed the consent, unless the consent specifies a different effective date. The record date for determining Members entitled to take action without a meeting shall be the date the first Member signs a written consent.

Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the person entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice.

Meeting by Telephone; Action by Consent. Members may also meet by conference telephone call if all Members participating in such call constituting a quorum can hear one another on such call and the requisite notice is given or waived.

9.

AUTHORIZED CAPITAL, CAPITAL CONTRIBUTIONS, AND LOANS

Authorized Issuances of Units. The maximum number of Units that may be issued by the Company is 16,000,000, (i) of which 15,000,000 shall be designated voting Class A Units and (ii) 1,000,000 shall be designated non–voting Class B Units. The Board of Managers, shall have the authority without Member action to adopt option plans and to issue all authorized but unissued Units for such consideration as the Board of Managers deems appropriate, including those Units that qualify as part of a CF Shadow Series pursuant to the terms and conditions of

applicable SAFEs. Any increase of the maximum number of Units that may be issued by the Company shall require a majority vote of the issued and outstanding Class A Units.

Unit Certificates. The Units are issued in book entry form and are not represented by certificates.

Transfer of Units. Transfers of Units shall be made on the Units books of the Company by the Transferring Member in person or by power of attorney and only upon compliance with the provisions of this Limited Liability Company Agreement, and if certificated, upon surrender of the old certificate evidencing the Units to be transferred, duly assigned to the transferee.

Capital Contributions. Each Member shall make an Initial Capital Contribution in an amount determined by the Board of Managers with the amount thereof specified in the applicable Subscription Agreement, if any, for such Units.

Additional Contributions. Except as set forth in Section 9.4 hereof, no Member shall be required to make any Capital Contributions or loans to the Company. To the extent approved by the Board of Managers, from time to time Members may be permitted to make additional Capital Contributions and/or loans if and to the extent they so desire, and if the Board of Managers determine that such additional Capital Contributions and/or loans are necessary or appropriate in connection with the conduct of the Company's business (including without limitation, expansion or diversification). In such event, Members shall have the opportunity (but not the obligation) to participate in such additional Capital Contributions and/or loans on a pro rata basis in accordance with the number of Units held of record.

9.1. Withdrawal or Reduction of Contributions to Capital.

(a) A Member shall not receive out of the Company's property any part of such Member's Capital Contributions until all liabilities of the Company, except liabilities to Members on account of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them.

(b) A Member, irrespective of the nature of such Member's Capital Contribution, has only the right to demand and receive cash in return for such Capital Contribution as expressly permitted herein.

Capital Accounts. A Capital Account shall be established for each Member and shall be credited with each Member's initial and any additional Capital Contributions. All contributions of property to the Company by a Member shall be valued and credited to the Member's Capital Account at such property's Gross Asset Value on the date of contribution. All Distributions of property to a Member by the Company shall be valued and debited against such Member's Capital Account at such property's Gross Asset Value on the date of Distribution. Each Member's Capital Account shall at all times be determined and maintained pursuant to the

principles of this Section 9.7 and Treasury Regulations Section 1.704-1(b)(2)(iv). Each Member's Capital Account shall be increased in accordance with such Treasury Regulations by:

(i) The amount of Profits allocated, and the amount of items of income and gain specially allocated, to the Member pursuant to this Limited Liability Company Agreement; and

(ii) The amount of any Company liabilities assumed by the Member or which are secured by any Company Property distributed to such Member.

Each Member's Capital Account shall be decreased in accordance with such Treasury Regulations by:

(iii) The amount of Losses allocated, and the amount of items of deduction and loss specially allocated, to the Member pursuant to this Limited Liability Company Agreement;

(iv) The amount of Distributable Cash distributed to the Member pursuant to this Limited Liability Company Agreement;

(v) The amount of Company Sales Proceeds and Company Refinancing Proceeds distributed to the Member pursuant to this Limited Liability Company Agreement; and

(vi) The amount of any liabilities of the Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

In addition, each Member's Capital Account shall be subject to such other adjustments as may be required in order to comply with the capital account maintenance requirements of Code Section 704(b).

In the event that the Managers shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities that are secured by contributed or distributed property or that are assumed by the Company or the Members), are computed in order to comply with such Treasury Regulations, the Managers may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company. The Managers also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes, in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Limited Liability Company Agreement not to comply with Treasury Regulations Section 1.704-1(b).

10.

DISTRIBUTIONS

10.1. Distributions.

(a) All Distributions of Distributable Cash (other than Distributions pursuant to Article 15) shall be made to Members in the following order of priority: (i) first, pro rata in accordance with, and to the extent of, their respective Capital Contributions until all such Capital Contributions have been returned; and (ii) second, pro rata in accordance with their respective Economic Interests.

(b) All Distributions of Company Refinancing Proceeds and Company Sales Proceeds (other than Distributions pursuant to Article 15) shall be made to Members in the following order of priority: (i) first, pro rata in accordance with, and to the extent of, their respective Capital Contributions until all such Capital Contributions have been returned; and (ii) second, pro rata in accordance with their respective Economic Interests.

Minimum Distributions. The Company shall, unless restricted or prohibited by the Delaware Act, make at least annually Distributions to Members pro rata in accordance with their respective Economic Interests in an amount that is deemed by the Board of Managers sufficient to pay the combined estimated federal and state income tax liability of Members resulting solely from inclusion on their income tax returns of the taxable income reflected on the Schedule K-1 delivered by the Company to each Member. The Board of Managers shall not be required to consider the personal circumstances of Members in making a determination of the estimated combined federal and state income tax liability of the Members, and may make an assumption as to the "tax bracket" applicable to Members as a group. All Distributions made to a Member pursuant to this Section 10.2 shall be credited against the immediately succeeding Distributions to which the Member would otherwise be entitled under Section 10.1 or Section 15.3(b)(iv).

Limitation Upon Distributions. No Distribution shall be made to Members if the Distribution is prohibited by the Delaware Act.

Interest On and Return of Capital Contributions. No Member shall be entitled to interest on its Capital Contributions or to the return of its Capital Contributions, except as otherwise specifically provided for herein.

Loans to Company. Nothing in this Limited Liability Company Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

Distribution Upon Conversion. If the Board of Managers approves a Conversion, then (i) immediately prior to any such Conversion, the Company shall make a Distribution in cash to those Members whose unreturned Capital Contributions exceed their respective pro rata Units

(based upon their relative Economic Interests) of the total Capital Contributions to the Company so that each Member's unreturned Capital Contributions is in proportion to such Member's Economic Interest, and (ii) any other property that is distributable by the Company as determined by the Board of Managers (in its sole discretion) in connection with such Conversion shall be distributed to the Members pro rata in accordance with their respective Economic Interests.

11.

ALLOCATIONS

Profits and Losses.

(a) Except as otherwise provided herein, the Profits and Losses of the Company for a Fiscal Year shall be allocated among the Members in a manner that will, as nearly as possible, cause the Capital Account balance of each Member at the end of such Fiscal Year to equal the excess (which may be negative) of: (i) the hypothetical Distribution, if any, that such Member would receive if, on the last day of the Fiscal Year, (A) all Company assets were sold for cash equal to their Gross Asset Value, taking into account any adjustments thereto for such Fiscal Year, (B) all Company liabilities were satisfied in cash according to their terms (limited, with respect to each Nonrecourse Liability, to the Gross Asset Value of the assets securing such liability), and (C) the net proceeds (after satisfaction of liabilities) and all other cash on hand were distributed in full to Members in accordance with Section 15.3(b)(iv); over (ii) the sum of (X) the amount, if any, which such Member is unconditionally obligated to contribute to the capital of the Company, (Y) such Member's share of Company Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(g), and (Z) such Member's share of Member Minimum Gain determined pursuant to Treasury Regulations Section 1.704-2(i)(5), all computed immediately prior to the hypothetical sale described above.

(b) Losses allocated pursuant to this Section 11.1 shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Fiscal Year. In the event some, but not all, of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to this Section 11.1, the limitation set forth in this Section 11.1 shall be applied on a Member by Member basis so as to allocate the maximum possible Losses to each Member under Treasury Regulations Section 1.704-1(b)(2)(ii)(d).

Nonrecourse Deductions. Nonrecourse Deductions shall be allocated among the Members pro rata in accordance with their respective Economic Interests.

Member Nonrecourse Deductions. Any Member Nonrecourse Deductions shall be specially allocated to the Member who bears the economic risk of loss with respect to the

Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i).

Allocations Between Transferor and Transferee. In the event of the transfer of all or any part of a Member's Interest (in accordance with the provisions of this Limited Liability Company Agreement) at any time other than at the end of a Fiscal Year, or the admission of a new Member (in accordance with the terms of this Limited Liability Company Agreement), the transferring Member or new Member's share of the Company's income, gain, loss, deductions and credits, as computed both for accounting purposes and for federal income tax purposes, shall be allocated between the transferor Member and the transferee Member, or the new Member and the other Members, as the case may be, in the same ratio as the number of days in such Fiscal Year before and after the date of the transfer or admission; provided that if there has been a sale or other disposition of the assets of the Company (or any part thereof) during such Fiscal Year, then upon the mutual agreement of all the Members (excluding the new Member and the transferring Member), the Company shall treat the periods before and after the date of the transfer or admission as separate Fiscal Years and allocate the Company's income, gain, loss, deductions and credits for each of such deemed separate Fiscal Years. Notwithstanding the foregoing, the Company's "allocable cash basis items," as that term is used in Code Section 706(d)(2)(B), shall be allocated as required by Code Section 706(d)(2) and the Treasury Regulations thereunder.

Contributed Property and Book-Ups. In accordance with Code Section 704(c) and the Treasury Regulations thereunder, as well as Treasury Regulations Section 1.704-1(b)(2)(iv)(d)(3), income, gain, loss, and deduction with respect to any property contributed (or deemed contributed) to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of the property to the Company for federal income tax purposes and its Gross Asset Value at the date of contribution (or deemed contribution). If the Gross Asset Value of any Company asset is adjusted as provided herein, subsequent allocations of income, gain, loss, and deduction with respect to the asset shall, solely for tax purposes, take account of any variation between the adjusted basis of the asset for federal income tax purposes and its Gross Asset Value in the manner required under Code Section 704(c) and the Treasury Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Limited Liability Company Agreement. Allocations pursuant to this Section 11.5 are solely for purposes of federal and state taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits, Losses, other items or Distributions pursuant to any provision of this Limited Liability Company Agreement.

Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during any Fiscal Year, each Member shall be specially allocated items of Company income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in

proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f) and 1.704-2(j)(2). This Section 11.7 is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

Member Minimum Gain Chargeback. If there is a net decrease in Member Minimum Gain attributable to a Member Nonrecourse Debt, as defined in Treasury Regulations Section 1.704-2(i)(4), during any Fiscal Year, each Member who has a share of the Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4) and (5). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Treasury Regulations Section 1.704-2(i)(4). This Section 11.7 is intended to comply with the Member Minimum Gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation or distribution as described in Treasury Regulations Section 1.704- 1(b)(2)(ii)(d)(4) through (6) which causes or increases an Adjusted Capital Account Deficit in such Member's Capital Account (as determined in accordance with such Treasury Regulations) items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 11.8 shall be made if and only to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article XI have been tentatively made as if this Section 11.8 were not in the Agreement. This provision is intended to be a "qualified income offset," as defined in Treasury Regulations Section 1.704-1(b)(2)(ii)(d), such Treasury Regulations being specifically incorporated herein by reference.

Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 11.9 shall be made if and only to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article XI have been tentatively

made as if this Section 11.9 and Section 11.10 hereof were not in this Limited Liability Company Agreement.

Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a Distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such Distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

Curative Allocations. The allocations set forth in Sections 11.1(b), 11.2, 11.3, 11.6, 11.7, 11.8, 11.9 and 11.10 hereof (the **"Regulatory Allocations"**) are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 11.11. Therefore, notwithstanding any other provision of this Article XI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 11.1(a). In exercising their discretion under this Section 11.11, the Managers shall take into account future Regulatory Allocations under Sections 11.6 and 11.7 that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 11.2 and 11.3.

Compliance with Treasury Regulations. The above provisions of this Article XI notwithstanding, it is specifically understood that the Managers may, without the consent of any Members, make such elections, tax allocations and adjustments, including without limitation amendments to this Limited Liability Company Agreement, as the Managers deem necessary or appropriate to maintain to the greatest extent possible the validity of the tax allocations set forth in this Limited Liability Company Agreement, particularly with regard to Treasury Regulations under Code Section 704(b).

Tax Withholding. The Company shall be authorized to pay, on behalf of any Member, any amounts to any federal, state or local taxing authority, as may be necessary for the Company to comply with tax withholding provisions of the Code or of any applicable State or local tax laws, rules or regulations. To the extent the Company pays any such amounts that it may be

required to pay on behalf of a Member, such amounts shall be treated as a cash Distribution to such Member and shall reduce the amount otherwise distributable to such Member.

12.

BOOKS AND RECORDS

Accounting Period. The Company's accounting period shall be the calendar year.

Records, Audits and Report. The Company shall maintain records and accounts of all operations and expenditures of the Company. The Company shall keep, or require its representatives to keep, the following records:

(a) A current list of the full name and last known address of each Member and Manager;

(b) Copies of records to enable a Member to determine the relative voting rights of each Member, if any;

(c) A copy of the Certificate of Formation of the Company and all amendments thereto;

(d) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent years;

(e) Copies of the Company's written Limited Liability Company Agreement, together with any amendments thereto;

(f) Copies of any financial statements of the Company for the three most recent years.

Tax Returns. The Board of Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. Copies of such returns, or pertinent information therefrom, shall be furnished to the Members within a reasonable time after the end of the Company's fiscal year.

Financial Statements, Reports, Etc. The Company shall furnish to each Member:

(g) within one hundred twenty (120) days after the end of each fiscal year of the Company, a balance sheet of the Company, as of the end of such fiscal year and the related statements of income, Members' equity, and changes in cash flows for such fiscal year, prepared in accordance with generally accepted accounting principles;

(h) promptly following receipt by the Company, each audit response letter, accountant's management letter and other written report submitted to the Company by its independent public accountants in connection with an annual or interim audit of the books of the Company or any of its subsidiaries;

(i) promptly after the commencement thereof, notice of all actions, suits, claims, proceedings, investigations, and inquiries that could materially adversely affect the Company;

(j) promptly, from time to time, such other information regarding the business, prospects, financial condition, operations, property, or affairs of the Company as the Members may reasonably request.

Board of Managers Meetings. The Company shall use its best efforts to ensure the meetings of the Board of Managers of the Company are held at least four (4) times per year and at least once each quarter.

Compliance with Laws. The Company shall comply with all applicable laws, rules, regulations, and orders, noncompliance with which could materially adversely affect its business or condition, financial or otherwise.

12.2. Keeping of Records and Books.

(a) Books and Records of Account. The Company shall keep adequate records and books of account, in which complete entries will be made in accordance with generally accepted accounting principles, consistently applied, reflecting all financial transactions of the Company and in which, for each fiscal year, all proper reserves for depreciation, depletion, obsolescence, amortization, taxes, bad debts, and other purposes in connection with its business shall be made.

(b) Lobbying Activities and Expenses. To the extent the Company conducts legislative lobbying, as defined in the Code, the Company shall keep adequate records of its lobbying activities and expenses for the Company's annual accounting period and shall provide a reasonably detailed report of such activities and expenses to its Members on or before July 30 of each calendar year.

12.3. CF Shadow Series Waiver. Notwithstanding anything to the contrary herein, CF Shadow Series Members hereby waive all voting, information and inspection rights with respect to their CF Shadow Series Units to the fullest extent allowable by the Delaware Act and other applicable law.

13.

TRANSFERABILITY

Transfer Restricted. Except for transfers contemplated by this Limited Liability Company Agreement including permitted dispositions, no Member may sell, assign, transfer, exchange, gift, devise, pledge, hypothecate, encumber or otherwise alienate or dispose of any Units now owned by such Member or owned by such Member during the term of this Limited Liability Company Agreement, or any right or interest therein, whether voluntarily or involuntarily, by operation of law or otherwise, without the prior written approval of (a) all of the Managers and (b) Members holding least a majority of the Units held by all Members entitled to vote thereon.

Termination of Non-Economic Interest of a Person who is not a Member. Upon and contemporaneously with any Permitted Disposition of a Transferring Member's Economic Interest in the Company in connection with a Permitted Disposition (except for a Permitted Disposition described in paragraph (c) of the definition of Permitted Disposition), the Company shall purchase from the Transferring Member, and the Transferring Member shall sell to the Company for a purchase price of $100.00, all remaining rights and interest retained by the Transferring Member which immediately prior to such Permitted Disposition comprised that portion of the Member Interest which was not the Economic Interest. It is the intent of this Section that no Person shall be a Member if such person has made a Disposition of all Units previously held by such Member, unless the Disposition is to a Member or such Member's immediate family or a trust established for their benefit as set forth in the definition of "Permitted Disposition" herein, in which event, the Transferring Member shall remain a Member and shall have the right to vote all Units transferred by such Member in accordance with this Limited Liability Company Agreement.

Successors to Economic Rights. References in this Limited Liability Company Agreement to a Member shall also be deemed to constitute a reference to an Economic Interest owner where the provision relates to economic rights and obligations. By way of illustration and not limitation, such provisions would include those regarding Capital Accounts, Distributions, allocations and contributions. A transferee shall succeed to the transferor's Capital Contributions and Capital Account to the extent related to the Economic Interest transferred, regardless of whether such transferee becomes a Member.

14.

ADMISSION OF NEW MEMBERS

At any time after the date of the formation of the Company, any Person, including a person who, by virtue of a Permitted Disposition becomes a holder of an Economic Interest in the Company (a **"Permitted Transferee")** may become a Member if such Person is approved in writing by the Board of Managers and the majority of the vote of the Members. Upon said

approval, such Person shall be admitted as a Member of the Company by (i) executing a counterpart of this Limited Liability Company Agreement and (ii) if the Person is not a transferee in connection with a Permitted Disposition, the payment of a Capital Contribution in an amount determined by the Board of Managers. Upon delivery to the Company of cash in an amount equal to such Capital Contribution, the Company shall issue a certificate evidencing the number of Units purchased in connection with the Member Interest acquired by such Person. No additional Members (or substitute Members) shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company. The Board of Managers may, at the time a Member is admitted, close the Company books (as though the Company's tax year had ended) or make pro rata allocations of loss, income, and expense deductions to a new Member for that portion of the Company's tax year in which a Member was admitted in accordance with the provisions of 706(d) of the Code and the Treasury Regulations promulgated thereunder.

15.

DISSOLUTION AND TERMINATION

15.1. Dissolution.

(a) The Company shall be dissolved only upon (i) the vote or written consent of Members holding at least fifty-one percent (51%) of the Units held by all Members entitled to vote thereon, and (ii) the vote or written consent of the Board of Managers.

(b) Notwithstanding any provisions of the Delaware Act or this Limited Liability Company Agreement to the contrary, the Company will not be dissolved for any other reason, including, without limitation, the sale of all or substantially all of the Company's assets and the collection of all proceeds therefrom, or the retirement, insolvency, liquidation, dissolution, insanity, removal, expulsion, bankruptcy, death, incapacity, or adjudication of incompetence of a Member (collectively an **"Event of Dissociation"**).

(c) Any successor in interest of the Member as to whom the Event of Dissociation occurred shall not be admitted as a Member except in accordance with Article 14 hereof.

(d) A Member shall not voluntarily withdraw from the Company.

(e) Unless otherwise approved by Members holding at least a majority of the Class A Units held by the Members, a Member who suffers or incurs an Event of Dissociation or whose status as a Member is otherwise terminated (a **"Withdrawing Member"),** regardless of whether such termination was the result of a voluntary act by such Withdrawing Member, shall not be entitled to receive the fair value of his or her Member Interest, and such Withdrawing Member shall become an Economic Interest owner.

(f) Damages for breach of Section 15.1(d) may be offset against Distributions by the Company to which the Withdrawing Member would otherwise be entitled.

Effect of Dissolution. Upon dissolution, if the business of the Company is not continued, and until the filing of a certificate of cancellation as provided in Section 18-203 of the Delaware Act, the persons winding up the Company's affairs may, in the name of, and for and on behalf of, the Company, prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the Company's business, dispose of and convey the Company's property, discharge or make reasonable provision for the Company's liabilities, and distribute to the Members any remaining assets of the Company, all without affecting the liability of Members and Managers and without imposing liability on a liquidating trustee.

15.2. Winding Up, Liquidation and Distribution of Assets.

(a) Upon dissolution, an accounting shall be made by the Company's independent accountants of the accounts of the Company and of the Company's assets, liabilities, and operations, from the date of the last previous accounting until the date of dissolution. The Board of Managers shall then immediately begin to wind up the affairs of the Company consistent with maximization of realization as to the Company's assets. All Members acknowledge that final collection of such indebtedness and distribution with respect thereto may extend over a period of years and that winding up will proceed consistently with the foregoing.

(b) If the Company is dissolved and its affairs are to be wound up, the Board of Managers shall:

(i) Sell or otherwise liquidate all of the Company's assets consistent with realization of full value of such assets and collection of any assets outstanding (except to the extent the Board of Managers may determine to distribute any assets to Members in kind),

(ii) Allocate any Profits or Losses resulting from such sales to Members in accordance with Article 11 hereof,

(iii) Discharge all liabilities of the Company, including liabilities to Members who are creditors, to the extent otherwise permitted by law, other than liabilities to Members for Distributions, and establish such Reserves as may be reasonably necessary to provide for contingent or liabilities of the Company,

(iv) The remaining assets shall be distributed to Members, either in cash or in kind, as determined by the Board of Managers, with any assets distributed in kind being valued for this purpose at their fair market value, (a) first, in an amount equal to and in proportion to the respective unreturned Capital Contributions of each Member, and (b) with the balance thereof, if any,

distributed to the Members pro rata in accordance with their respective Economic Interests.

(c) Notwithstanding anything to the contrary in this Limited Liability Company Agreement, upon a liquidation within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Treasury Regulations, if any Member has a deficit Capital Account (after giving effect to all contributions, Distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), such Member shall have no obligation to make a Capital Contribution sufficient to eliminate the negative balance of such Member's Capital Account.

(d) Upon completion of the winding up, liquidation, distribution of the assets and filing of a certificate of cancellation with the Secretary of State of Delaware, the Company shall be deemed terminated.

Certificate of Cancellation. On completion of the distribution of Company assets as provided herein, the Members (or such other Person or Persons as the Delaware Act may require or permit) shall file a certificate of cancellation with the Secretary of State of Delaware, cancel any foreign qualification filings, and take such other actions as may be necessary to terminate the existence of the Company. Upon the filing of such certificate of cancellation, the existence of the Company shall terminate, except as may be otherwise provided by the Delaware Act or other applicable law. All costs and expenses in fulfilling the obligations under this Section 15.4 shall be borne by the Company.

Return of Contribution Nonrecourse to Other Members. Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Account. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Account of one or more Member, including, without limitation, all or any part of that Capital Account attributable to Capital Contributions, then such Members shall have no recourse against the Company, any Manager, or any other Member.

16.

MISCELLANEOUS PROVISIONS

Application of Delaware Law. This Limited Liability Company Agreement, and the application of interpretation hereof, shall be governed exclusively by its terms and by the laws of the State of Delaware, and specifically the Delaware Act.

No Action for Partition. No Member has any right to maintain any action for partition with respect to the property of the Company.

Execution of Additional Instruments. Each Member hereby agrees to execute such other and further statements of interest and holdings, designations, powers of attorney and other instruments necessary to comply with any laws, rules or regulations.

Construction. Whenever the singular number is used in this Limited Liability Company Agreement and when required by the context, the same shall include the plural and vice versa, and the masculine gender shall include the feminine and neuter genders and vice versa.

Headings. The headings in this Limited Liability Company Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Limited Liability Company Agreement or any provision hereof.

Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Limited Liability Company Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

Rights and Remedies Cumulative. The rights and remedies provided by this Limited Liability Company Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance, or otherwise.

Severability. If any provision of this Limited Liability Company Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Limited Liability Company Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Limited Liability Company Agreement, their respective heirs, legal representatives, successors, and assigns.

Creditors. None of the provisions of this Limited Liability Company Agreement shall be for the benefit of or enforceable by any creditor of the Company.

Counterparts. This Limited Liability Company Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

Federal Income Tax Elections; Tax Representative. The "tax representative" of the Company (initially, Ceata Lash) shall be the Company's designated representative within the meaning of Code Section 6223, with sole authority to act on behalf of the Company for purposes of subchapter C of Chapter 63 of the Code and any comparable provisions of state or local income tax laws. Any person who is designated as the "tax representative" is referred to herein as the

"Tax Representative." For purposes of this Section 16.12, unless otherwise specified, all references to provisions of the Code shall be to such provisions as enacted by the Bipartisan Budget Act of 2015.

(a) If the Company qualifies to elect pursuant to Code Section 6221(b) (or successor provision) to have federal income tax audits and other proceedings undertaken by each Member rather than by the Company, the Tax Representative shall cause the Company to make such election.

(b) Notwithstanding other provisions of this Operating Agreement to the contrary, if any "partnership adjustment" (as defined in Code Section 6241(a)(2)) is determined with respect to the Company, the Tax Representative, in its discretion, may cause the Company to elect pursuant to Code Section 6226 to have such adjustments passed through to the Members for the year to which the adjustment relates (i.e., the "reviewed year" within the meaning of Code Section 6225(d)(1)). In the event that the Tax Representative has not caused the Company to so elect pursuant to Code Section 6226, then any "imputed underpayment" (as determined in accordance with Code Section 6225) or "partnership adjustment" that does not give rise to an "imputed underpayment" shall be apportioned among the Members of the Company for the taxable year in which the adjustment is finalized in such manner as may be necessary (as determined by the Tax Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based upon their interests in the Company for the reviewed year.

(c) Each Member agrees that, upon request of the Tax Representative, such Member shall take such reasonable actions as may be necessary or desirable (as determined by the Tax Representative) to (1) allow the Company to comply with the provisions of Code Section 6226 so that any "partnership adjustments" are taken into account by the Members rather than the Company or (2) file amended tax returns with respect to any "reviewed year" (within the meaning of Code Section 6225(d)(1)) to reduce the amount of any "partnership adjustment" otherwise required to be taken into account by the Company.

Certification of Non-Foreign Status. In order to comply with § 1445 of the Code and the applicable Treasury Regulations thereunder, in the event of the disposition by the Company of a United States real property interest as defined in the Code and Treasury Regulations, each Member shall provide to the Company, an affidavit stating, under penalties of perjury, (a) the Member's address, (b) United States taxpayer identification number, and (c) that the Member is not a foreign person as that term is defined in the Code and Treasury Regulations. Failure by any Member to provide such affidavit by the date of such disposition shall authorize the Board of Managers to withhold ten percent (10%) of each such Member's distributive share of the amount realized by the Company on the disposition.

Notices. Any and all notices, offers, demands, or elections required or permitted to be made under this Limited Liability Company Agreement **("Notices")** shall be in writing, signed by the party giving such Notice, and shall be deemed given and effective (a) when hand-delivered (either in person by the party giving such notice, or by its designated agent, or by commercial courier) or (b) on the third (3rd) business day (which term means a day when the United States Postal Service, or its legal successor **("Postal Service")** is making regular deliveries of mail on all of its regularly appointed week-day rounds in Atlanta, Georgia) following the day (as evidenced by proof of mailing) upon which such notice is deposited, postage pre-paid, certified mail, return receipt requested, with the Postal Service, and

(d) if to the Company:

PUFFCUFF LLC
Attention: Ceata Lash, Manager
1052 Banner Square
Powder Springs, GA 30127

With a copy to:

Bernard H. Coleman, Esq.
3350 Riverwood Parkway, SE
Suite 1900
Atlanta, Georgia 30339

(e) if to a Member, to the Member's address as reflected in the Unit ownership records of the Company or as the Members shall designate to the Company in writing.

Amendments. Any amendment to this Limited Liability Company Agreement shall be made in writing and signed by Members holding a majority of the Class A Units.

Banking. All funds of the Company shall be deposited in its name in an account or accounts as shall be designated from time to time by the Board of Managers. All funds of the Company shall be used solely for the business of the Company. All withdrawals from the Company bank accounts shall be made only upon check signed by Officers or by such other persons as the Board of Managers may designate from time to time.

Determination of Matters Not Provided For In This Limited Liability Company Agreement. The Board of Managers shall decide any questions arising with respect to the Company and this Limited Liability Company Agreement which are not specifically or expressly provided for in this Limited Liability Company Agreement.

Further Assurances. Each Member agrees to cooperate, and to execute and deliver in a timely fashion any and all additional documents necessary to effectuate the purposes of the Company and this Limited Liability Company Agreement.

Investment Representations. In addition to the restrictions on transfer set forth above, each Member understands that Member must bear the economic risk of this investment for an indefinite period of time because the Units are not registered under the Securities Act or the securities laws of any state or other jurisdiction. Each Member has been advised that there is no public market for the Units and that the Units are not being registered under the Securities Act upon the basis that the transactions involving their sale are exempt from such registration requirements, and that reliance by the Company on such exemption is predicated in part on the Member's representations set forth in this Limited Liability Company Agreement. Each Member acknowledges that no representations of any kind concerning the future intent or ability to offer or sell the Units in a public offering or otherwise have been made to the Member by the Company or any other person or entity. The Member understands that the Company makes no covenant, representation or warranty with respect to the registration of securities under the Exchange Act or its dissemination to the public of any current financial or other information concerning the Company. Accordingly, the Member acknowledges that there is no assurance that there will ever be any public market for the Units, and that the Member may not be able to publicly offer or sell any thereof.

Each Member represents and warrants that the Member is able to bear the economic risk of losing such Member's entire investment in the Company, which investment is not disproportionate to such Member's net worth, and that the Member has adequate means of providing for Member's current needs and personal contingencies without regard to the investment in the Company. The Member acknowledges that an investment in the Company involves a high degree of risk. The Member acknowledges that such Member and such Member's advisors have had an opportunity to ask questions of and to receive answers from the officers of the Company and to obtain additional information in writing to the extent that the Company possesses such information or could acquire it without unreasonable effort or expense: (i) relative to the Company and the Units; and (ii) necessary to verify the accuracy of any information, documents, books and records furnished. Each Member represents, warrants and covenants to the Transferor and the Company that the Member is a resident of the state shown on Schedule 1 hereto or if such Member is not a natural Person, that it has an office and is qualified to do business in such state and will be the sole party in interest as to the Units acquired hereunder and is acquiring the Units for the Member's own account, for investment only, and not with a view toward the resale or distribution thereof.

Each Member agrees that the Member will not attempt to pledge, transfer, convey or otherwise dispose of the Units except in a transaction that is the subject of either (i) an effective registration statement under the Securities Act and any applicable state securities laws, or (ii) an opinion of counsel, which opinion of counsel shall be satisfactory to the Company, to the effect that such registration is not required. The Company may rely on such an opinion of Member's

counsel in making such determination. Each Member consents to the placement of legends on any certificates or documents representing any of the Units stating that the Units have not been registered under the Securities Act or any applicable state securities laws and setting forth or referring to the restrictions on transferability and sale thereof. Each Member is aware that the Company will make a notation in its appropriate records, and notify its transfer agent, with respect to the restrictions on the transferability of the Units.

Each Member represents that the Member has consulted with the Member's attorneys, financial advisors and others regarding all financial, securities and tax aspects of the proposed investment in the Company and that such advisors have reviewed this Limited Liability Company Agreement and all documents relating to this Limited Liability Company Agreement on such Member's behalf. The Member and the Member's advisors have sufficient knowledge and experience in business and financial matters to evaluate the Company, to evaluate the risks and merits of an investment in the Company, to make an informed investment decision with respect to investment in the Company, and to protect the investors' interest in connection with the investor's acquisition of Units in the Company without the need for additional information which would be required to be included in a complete registration statement effective under the Securities Act.

Classification of the Company. The Members hereby acknowledge that the Company will not make an election with the Internal Revenue Service to be treated as an association taxed as a corporation and thus will be taxed as a partnership for federal income tax purposes and that no Member, Manager, or Officer is authorized to make such election unless all of the Members agree to do so.

Conversion. If the Board of Managers approves a Conversion, upon the consummation of such Conversion, the Members shall execute a Member's agreement or other similar agreement which contains substantially identical terms as the terms and provisions contained in this Limited Liability Company Agreement regarding the transferability of Units.

16.2. Arbitration. If a dispute arises from or relates to this Agreement or the breach thereof, and if the dispute cannot be settled through direct discussions, the parties will first endeavor to settle this dispute in an amicable manner by mediation administered by JAMS before resorting to arbitration. Thereafter, any unresolved controversy or claim arising from or relating to this Agreement or any breach thereof shall be settled by binding arbitration administered by JAMS in Fulton County, Georgia in accordance with its Comprehensive Arbitration Rules and Procedures and in accordance with the Expedited Procedures in those Rules and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

Section 16.23 Electronic Transmissions. Each of the Members and Economic Interest Holders hereto agrees that (i) any consent or signed document transmitted by electronic transmission shall be treated in all manner and respects as an original written document, (ii) any such consent or document shall be considered to have the same binding and legal effect as an

original document and (iii) at the request of any Manager or any Member or Economic Interest Holder hereof, any such consent or document shall be re-delivered or re-executed, as appropriate, by the relevant party or parties in its original form. Each of the parties further agrees that they will not raise the transmission of a consent or document by electronic transmission as a defense in any proceeding or action in which the validity of such consent or document is at issue and hereby forever waives such defense. For purposes of this Limited Liability Agreement, the term "electronic transmission" means any form of communication not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 16.24 Offset. Whenever the Company is to pay any sum to any Member or Economic Interest Holder, any amounts then owed by that Member to the Company may be deducted from such sum before payment.

[SIGNATURES APPEAR ON NEXT PAGE]

IN WITNESS WHEREOF, the undersigned have caused this Limited Liability Company Agreement to be duly adopted by the Company and do hereby assume and agree to be bound by and to perform all of the terms and provisions set forth in this Limited Liability Company Agreement.

THE COMPANY:

PUFFCUFF LLC

By: ______________________________
Ceata Lash, Manager

MEMBERS:

____
Ceata Lash

Schedule 1

To

Second Amended and Restated

Limited Liability Company Agreement of PUFFCUFF LLC

a Delaware limited liability company

Member's Name and Address	Type of Units Owned	Units Owned	Percentage of Units Owned
Ceata Lash 1052 Banner Square Powder Springs, GA 30127	Class A Units	8,000,000	100%
TOTAL		8,000,000	100%

EXHIBIT A

Example of Right of First Refusal Timeline.

All capitalized terms shall have the meaning ascribed to them in the Limited Liability Company Agreement.

Day	1	5	20	35	50	55	60	65	80	95
Explanation	A	B	C	D	E	F	G	H	I	J

A. Selling Member receives a bona fide offer for the purchase of its Units Interest from an unaffiliated third party on Day 1.

B. Selling Member delivers a First Refusal Notice to the Company in writing on Day 5 (note that Selling Member does not have an obligation to deliver the First Refusal Notice on or before any specific date).

C. After the expiration of 15 days, Company must elect in writing to purchase the entire First Refusal Units. Failure to do so means Selling Member must deliver a Notice of Company Waiver to the Non-Selling Members by Day 35 (30 days after Company's receipt of the First Refusal Notice).

D. Selling Member delivers Notice of Company Waiver to Non-Selling Members.

E. Non-Selling Members must elect to purchase all or none of the First Refusal Units.

F. If the First Refusal Units are undersubscribed by Electing Non-Selling Members, the Selling Member must notify such Members in writing of their obligation to purchase any undersubscribed amounts, or to forgo any purchase of the First Refusal Units.

G. By Day 60, the Electing Non-Selling Members must have agreed as to how much of the First Refusal Units each such Member will purchase. Absent agreement among the Electing Non-Selling Members, the entire First Refusal Units will be allocated pro rata among those Electing Non-Selling Members.

H. Closing Date for either the Company's or the Member's purchase of the First Refusal Units (60 days after the date of the First Refusal Notice). If neither the Company nor the Members purchase the First Refusal Units, then this date becomes the delivery date for the Non-Selling Members Notice of right of co-sale.

I. Final date for election of co-sale rights by Non-Selling Members.

J. Closing date for sale by Selling Member to third party purchaser. Failure to close on or before this date requires a new First Refusal Notice prior to effecting any sale or transfer.

COUNTERPART SIGNATURE PAGE

FOR LIMITED LIABILITY COMPANY AGREEMENT OF PUFFCUFF LLC

The undersigned, desiring to become a party as a Member to the Second Amended and Restated Limited Liability Company Agreement of PUFFCUFF LLC, a Delaware limited liability company, dated August 22**,** 2023 (the **"Limited Liability Company Agreement")**, hereby agrees to all of the terms of the Limited Liability Company Agreement and agrees to be bound by all of the provisions thereof and, by executing this Counterpart Signature Page to Limited Liability Company Agreement, hereby accepts, adopts and agrees to all terms, conditions and representations set forth in the Limited Liability Company Agreement and hereby authorizes this Counterpart Signature Page to Limited Liability Company Agreement to be attached to and become part of the Limited Liability Company Agreement.

Executed under seal as of this day of ______________________, 20___.

MEMBER SIGNATURE:

Signature if Member is an Individual:

Name of Member:________________________________

Signature:______________________________________

Signature if Member consist of Joint Tenants:

Name of Members:_______________________________

First Signature:__________________________________

Second Signature:________________________________

Signature if Member is a Corporation, Partnership, Trust or Other Entity:

Name of Member:________________________________

Signature:______________________________________

Title or Representative
Capacity, if applicable:______________________________

ADDRESS:

____
____
____

WITNESS:

Signature:____
Printed Name:_____________________________________